Filed pursuant to Rule 433
Registration Statement No. 333-110941
March 9, 2006
Final Term Sheet
Vodafone Group Plc
$750,000,000 Floating Rate Notes due December 2007
$350,000,000 Floating Rate Notes due June 2011
$750,000,000 5.50% Notes due June 2011
$750,000,000 5.75% Notes due March 2016
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at +1-800-294-1322, J.P. Morgan Securities Inc. collect at +1 212-834-4533 or Lehman Brothers Inc. toll free at +1-888-603-5847.
Floating Rate Notes due December 2007 (the “Tranche 1 Notes”)

Further issuance	The Tranche 1 Notes are a further issuance of Floating Rate Notes due December 2007, of which there is currently an aggregate principal amount of $750,000,000 outstanding.

Maturity date	We will repay the Tranche 1 Notes on December 28, 2007 at 100% of their principal amount plus accrued and unpaid interest.

Issue date	March 16, 2006.

Issue price	100.026% of the face amount, plus accrued interest from December 29, 2005 to the date the Tranche 1 Notes are delivered to investors.

Interest rate	The interest rate for the period from December 29, 2005 to but excluding the first interest reset date will be the initial base rate, as adjusted by adding the spread. Thereafter, the interest rate will be the base rate, as adjusted by adding the spread. The interest rate will be reset quarterly on each interest reset date, as described in greater detail in the prospectus supplement relating to the Notes (as defined below).

Base rate	3-month U.S. dollar LIBOR.

Spread	0.09%.

Initial base rate	4.52063%, i.e., 3-month U.S. dollar LIBOR, as determined on December 23, 2005.

Interest payment dates	Quarterly on March 29, June 29, September 29 and December 29 of each year, commencing March 29, 2006 (short first coupon), up to and including September 29, 2007, and December 28, 2007, the maturity date for the Tranche 1 Notes, subject to the Tranche 1 and Tranche 2 business day convention.

Interest reset dates	Starting with the interest period scheduled to commence on March 29, 2006, the interest reset date for each interest period will be the first day of such interest period, subject to the Tranche 1 and Tranche 2 business day convention.
Floating Rate Notes due June 2011 (the “Tranche 2 Notes”)

Maturity date	We will repay the Tranche 2 Notes on June 15, 2011 at 100% of their principal amount plus accrued and unpaid interest.

Issue date	March 16, 2006.

Issue price	100% of the face amount, plus accrued interest, if any, from March 16, 2006 to the date the Tranche 2 Notes are delivered to investors.

Interest rate	The interest rate for the period from March 16, 2006 to but excluding the first interest reset date will be the initial base rate, as adjusted by adding the spread. Thereafter, the interest rate will be the base rate, as adjusted by adding the spread. The interest rate will be reset quarterly on each interest reset date, as described in greater detail in the prospectus supplement relating to the Notes.

Base rate	3-month U.S. dollar LIBOR.

Spread	0.34%

Initial base rate	3-month U.S. dollar LIBOR, as determined on March 14, 2006.

Interest payment dates	Quarterly on June 15, September 15, December 15 and March 15 of each year, commencing June 15, 2006 (short first coupon), up to and including June 15, 2011, the maturity date for the Tranche 2 Notes, subject to the Tranche 1 and Tranche 2 business day convention.

Interest reset dates	Starting with the interest period scheduled to commence on June 15, 2006, the interest reset date for each interest period will be the first day of such interest period, subject to the Tranche 1 and Tranche 2 business day convention.
The following terms apply to each of the Tranche 1 Notes and the Tranche 2 Notes:

3-month U.S. dollar LIBOR	The 3-month U.S. dollar London interbank offered rate (LIBOR) will be the offered rate appearing on the Telerate LIBOR page, as of 11:00 A.M., London time, on the relevant interest determination date, for deposits of U.S. dollars for a period of three months beginning on the relevant interest reset date. The Telerate LIBOR page is Telerate page 3750 or any replacement page or pages on which London interbank rates of major banks for the U.S. dollar are displayed. When we refer to a particular heading or headings on this page, those references include any successor or replacement heading or headings, as determined by the calculation agent.

If the rate described above does not appear on the Telerate LIBOR page, then LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on the relevant interest determination date, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent: deposits of U.S. dollars for a period of three months beginning on the relevant interest reset date and in a representative amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for the relevant interest determination date will be the arithmetic mean of the quotations.

If fewer than two quotations are provided as described above, LIBOR for the relevant interest determination date will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 A.M., in New York on that interest determination date, by three major banks in New York selected by the calculation agent: loans of U.S. dollars for a period of three months, beginning on the relevant interest reset date and in a representative amount.

If fewer than three banks selected by the calculation agent are quoting as described above, LIBOR for the new interest period will be LIBOR in effect for the prior interest period. If the initial base rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

The reference banks and dealers employed by the calculation agent in determining the base rate may include the calculation agent itself and its affiliates.

Interest determination dates	With respect to each of the Tranche 1 Notes and the Tranche 2 Notes, the interest determination date relating to a particular interest reset date will be the second London business day preceding the interest reset date, subject to the Tranche 1 and Tranche 2 business day convention.

Tranche 1 and Tranche 2 business day convention	With respect to each of the Tranche 1 Notes and the Tranche 2 Notes, if any interest reset date, interest determination date or interest payment date (other than the maturity date) would otherwise be a day that is not a Tranche 1 or Tranche 2 business day, as the case may be, the relevant date will be postponed to the next day that is a Tranche 1 or Tranche 2 business day, as the case may be, provided, however, that, if that date would fall in the next succeeding calendar month, such date will be the immediately preceding Tranche 1 or Tranche 2 business day, as the case may be.

Tranche 1 and Tranche 2 business days	With respect to each of the Tranche 1 Notes and the Tranche 2 Notes, any day that is a New York business day and a London business day, provided that, solely with respect to any payment or other action to be made or taken at any place of payment outside New York City, is also a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions, generally, are authorized or obligated by law, regulation or executive order to close in the place of payment.

“London business day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

“New York business day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Tranche 1 and Tranche 2 day count fraction	Actual/360 (ISDA).

With respect to each of the Tranche 1 Notes and the Tranche 2 Notes, the calculation agent will calculate the amount of accrued interest applicable to the notes by multiplying the face amount of the relevant tranche by an accrued interest factor for the interest period, i.e., the period from and including the issue date, or the last date to which interest has been paid or made available for payment, to, but excluding, the payment date. This factor will be equal to the number of days in the interest period divided by 360.

Calculation agent	Citibank, N.A.

All calculations relating to the Tranche 1 Notes and the Tranche 2 Notes will be made by the calculation agent, an institution that we appoint as our agent for this purpose. We may appoint a different institution to serve as calculation agent from time to time after the original issue date of the Notes without your consent and without notifying you of the change.

The calculation agent will determine on each interest determination date the interest rate that takes effect on the applicable interest reset date. In addition, the calculation agent will calculate the amount of interest that has accrued during each interest period.

Upon request, the calculation agent will provide notice of the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date. The calculation agent’s determination of any interest rate, and its calculation of the amount of interest for any interest period, will be final and binding in the absence of manifest error.

All percentages resulting from any calculation relating to a note will be rounded upward or downward, as appropriate, to the next higher or lower one hundred-thousandth of a percentage point (e.g., 9.876541% (or .09876541) being rounded down to 9.87654% (or .0987654) and 9.876545% (or .09876545) being rounded up to 9.87655% (or .0987655)). All amounts used in or resulting from any calculation will be rounded upward or downward, as appropriate, to the nearest cent.

5.50% Rate Notes due June 2011 (the “Tranche 3 Notes”)

Maturity date	We will repay the Tranche 3 Notes on June 15, 2011 at 100% of their principal amount plus accrued and unpaid interest.

Issue date	March 16, 2006.

Issue price	99.703% of the face amount, plus accrued interest, if any, from March 16, 2006 to the date the Tranche 3 Notes are delivered to investors.

Interest rate	5.50% per annum.

Interest payment dates	Semi-annually on December 15 and June 15 of each year, commencing December 15, 2006 (long first coupon), up to and including June 15, 2011, the maturity date for the Tranche 3 Notes, subject to the Tranche 3 and Tranche 4 business day convention.

5.75% Notes due March 2016 (the “Tranche 4 Notes” and, together with the Tranche 1 Notes, the Tranche 2 Notes and the Tranche 3 Notes, the “Notes”)

Maturity date	We will repay the Tranche 4 Notes on March 15, 2016 at 100% of their principal amount plus accrued and unpaid interest.

Issue date	March 16, 2006.

Issue price	99.655% of the face amount, plus accrued interest, if any, from March 16, 2006 to the date the Tranche 4 Notes are delivered to investors.

Interest rate	5.75% per annum.

Interest payment dates	Semi-annually on September 15 and March 15 of each year, commencing September 15, 2006 (short first coupon), up to and including March 15, 2016, the maturity date for the Tranche 4 notes, subject to the Tranche 3 and Tranche 4 business day convention.

The following terms apply to each of the Tranche 3 Notes and the Tranche 4 Notes:

Tranche 3 and Tranche 4 business day convention	With respect to each of the Tranche 3 Notes and the Tranche 4 Notes, if any interest payment date (other than the maturity date) would otherwise be a day that is not a Tranche 3 or Tranche 4 business day, as the case may be, the relevant date will be postponed to the next day that is a Tranche 3 or Tranche 4 business day, as the case may be.

Tranche 3 and Tranche 4 business days	With respect to each of the Tranche 3 Notes and the Tranche 4 Notes, any day that is a New York business day, provided that, solely with respect to any payment or other action to be made or taken at any place of payment outside New York City, is also a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions, generally, are authorized or obligated by law, regulation or executive order to close in the place of payment.

“New York business day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Tranche 3 and Tranche 4 day count fraction	30/360 (ISDA).

Optional make-whole redemption	We have the right to redeem each of the Tranche 3 Notes and the Tranche 4 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of such notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 15 basis points in the case of the Tranche 3 Notes and 20 basis points in the case of the Tranche 4 Notes.

Adjusted treasury rate means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

Comparable treasury issue means the U.S. Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of such notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of such notes.

Comparable treasury price means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date.

Quotation agent means the reference treasury dealer appointed by the trustee after consultation with us. Reference treasury dealer means any primary U.S. government securities dealer in New York City selected by the trustee after consultation with us.

Reference treasury dealer quotations means with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 5:00 p.m. Eastern Standard Time on the third Tranche 3 or Tranche 4 business day, as the case may be, preceding such redemption date.

The following terms apply to each of the Notes:

Ranking	The Notes will rank equally with all present and future unsecured and unsubordinated indebtedness of Vodafone. Because we are a holding company, the Notes will effectively rank junior to any indebtedness or other liabilities of our subsidiaries.

Maximum interest rate	In no event will any interest rate payable on any Note be higher than the maximum rate permitted by New York law, as it may be modified by U.S. law of general application. Under current New York law, the maximum rate of interest, with some exceptions, for any loan in an amount less than $250,000 is 16% and for any loan in an amount of between $250,000 and $2,500,000 is 25% per year on a simple interest basis. These limits do not apply to loans of $2,500,000 or more.

Interest periods	Each period from an interest payment date (or the issue date, in the case of the initial interest period) to but excluding the next succeeding interest payment date (or the maturity date, in the case of the final interest period).

Regular record dates for interest	With respect to each interest payment date, the date that is 15 calendar days prior to such date, whether or not such date is a business day.

Payment of additional amounts	We intend to make all payments on the Notes without deducting United Kingdom (U.K.) withholding taxes. If any deduction is required on payments to non-U.K. investors, we will pay additional amounts on those payments to the extent described under “Description of Debt Securities We May Offer — Payment of Additional Amounts” in the prospectus.

Optional tax redemption	We may redeem any or all of the tranches of Notes before they mature if we are obligated to pay additional amounts due to changes on or after the date of this final term sheet in U.K. withholding tax requirements, a merger or consolidation with another entity or a sale or lease of substantially all our assets and other limited circumstances described under “Description of Debt Securities We May Offer—Payment of Additional Amounts” in the prospectus. In that event, we may redeem any or all of the tranches of the outstanding Notes in whole but not in part on any interest payment date, at a price equal to 100% of their principal amount plus accrued interest to the date fixed for redemption.

Sinking fund	There is no sinking fund.

Book-entry issuance, settlement and clearance	We will issue the Notes in fully registered form in denominations of $1,000 and integral multiples of $1,000. The Notes will be represented by one or more global securities registered in the name of a nominee of DTC. You will hold beneficial interests in the Notes through DTC and DTC and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg, will record your beneficial interest on their books. We will not issue certificated Notes except in limited circumstances that we explain under “Legal Ownership—Global Securities—Special Situations in Which a Global Security Will Be Terminated” in the prospectus. Settlement of the Notes will occur through DTC in same day funds. For information on DTC’s book-entry system, see “Clearance and Settlement—The Clearing Systems—DTC” in the prospectus.

Restrictive covenants	The indenture relating to the Notes does not contain any covenants restricting our ability to make payments, incur indebtedness, dispose of assets, enter into sale and leaseback transactions, pledge our assets to secure borrowings, issue and sell capital stock, enter into transactions with affiliates, create or incur liens on our property or engage in business other than our present business.

Defeasance	The Notes will be subject to the defeasance and covenant defeasance provisions in the indenture described under “Description of Debt Securities We May Offer—Defeasance and Discharge” in the prospectus.

Further issuances	We may, at our option, at any time and without the consent of the then-existing holders of the relevant tranche of Notes offered hereby, offer additional Notes in one or more transactions subsequent to the date of this final term sheet with terms (other than the issue date, issue price and, possibly, the first interest payment date) identical to such Notes. If such additional Notes are offered with no more than a de minimis amount of OID for United States federal income tax purposes, as defined in “Taxation—United States Federal Income Taxation—United States Holders—Original Issue Discount—General” in the prospectus (including by virtue of having been offered in a “qualified reopening” for United States federal income tax purposes), such additional Notes will be deemed to be part of the same series as the Notes offered hereby and will provide the holders of such additional Notes the right to vote together with holders of such Notes offered hereby.

Listing	We will file an application to list the Notes on the New York Stock Exchange. We expect that the Notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the Notes.

Use of proceeds	We intend to use the proceeds from the sale of the Notes for general corporate purposes.

Risk factors	You should carefully consider all of the information in this final term sheet, the prospectus supplement and the prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under “Risk Factors” beginning on page 3 of the prospectus and on page 25 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 for risks involved with an investment in the Notes.

Trustee and principal paying agent	Citibank, N.A.

Timing and delivery	We currently expect delivery of the Notes to occur on or about March 16, 2006.

Underwriters	Banc of America Securities LLC, J.P. Morgan Securities Inc. and Lehman Brothers Inc.
Selling restrictions:
     In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented, warranted and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State:
(a)	in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(c)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
     The above European Economic Area selling restriction is in addition to any other selling restrictions set out below.
     Each underwriter has represented, warranted and agreed that, in connection with the distribution of the notes:

•	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and
•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to us.